Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3) and related Prospectus of CRH America, Inc., CRH Finance America, Inc. and CRH plc for the registration of debt securities by CRH America, Inc. and CRH Finance America, Inc. guaranteed by CRH plc and the registration of warrants, purchase contracts, units, preference shares or ordinary shares by CRH plc and to the incorporation by reference therein of our reports dated March 27, 2013, with respect to the consolidated financial statements of CRH plc, and the effectiveness of internal control over financial reporting of CRH plc, included in its Annual Report (Form 20-F) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Dublin, Ireland

July 19, 2013